Filed Pursuant to Rule (424)(b)(3)
PROSPECTUS SUPPLEMENT NO. 20	Registration No. 333-257930
(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Common Stock

Secondary Offering of

189,026,575 Shares of Common Stock

5,333,333 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 26, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 9,999,970 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share (the “public warrants”) issued by Holicity Inc. (“Holicity”) in its initial public offering; and (ii) 5,333,333 shares of our Class A common stock that may be issued upon exercise of private placement warrants at an exercise price of $11.50 per share that were originally sold to X-icity Holdings Corporation (the “Sponsor”) in a private placement consummated simultaneously with Holicity’s IPO (the “private placement warrants” and, together with the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) 5,333,333 private placement warrants; (ii) up to an aggregate of 5,333,333 shares of our Class A common stock that may be issued upon exercise of the private placement warrants held by the Selling Securityholders; (iii) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (v) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (vi) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (vii) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ASTR” and “ASTRW”, respectively. On November 24, 2021, the closing price of our common stock was $10.47 per share and the closing price of our warrants was $2.98 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 26, 2021

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street
Alameda, California	94501
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50	ASTRW	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On November 26, 2021, Astra Space, Inc. (the “Company”) issued a press release announcing the redemption of 9,999,970 public warrants and 5,333,333 private warrants (collectively, the “Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share, that were issued under the Warrant Agreement, dated August 4, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1, or the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and none shall constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release of the Company dated November 26, 2021

99.2	Notice of Redemption dated November 26, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 26, 2021	Astra Space, Inc.

	By:	/s/ Kelyn Brannon
	Name:	Kelyn Brannon
	Title:	Chief Financial Officer

Exhibit 99.1

Astra Announces Redemption of All Outstanding Public Warrants and Private Placement Warrants

Alameda, CA – November 26, 2021 – Astra Space, Inc. (“Astra” or the “Company”) (Nasdaq: ASTR), today announced that it will redeem all of its outstanding Redeemable Warrants (as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), that were issued under the Warrant Agreement, dated August 4, 2020 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent and transfer agent, as a part of units sold in the Company’s initial public offering (the “Offering”) and that remain outstanding (the “Public Warrants”) at 5:00 p.m. New York City time on December 27, 2021, for a redemption price of $0.10 per Redeemable Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase Class A common stock that were issued under the Warrant Agreement in a private placement simultaneously with the Offering (the “Private Placement Warrants” and, together with the Public Warrants, the “Redeemable Warrants”) on the same terms as the outstanding Public Warrants.

Under Section 6.2 of the Warrant Agreement, the Company is entitled to redeem not less than all of the outstanding Redeemable Warrants at a Redemption Price of $0.10 per Redeemable Warrant; provided that the last reported sales price of the Class A common stock has been at least $10.00 per share on the trading day prior to the date on which notice of redemption is given; and further provided that there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the Redeemable Warrants and a current prospectus relating thereto, available through the Redemption Date. On November 24, 2021, the last reported sales price of a share of the Company’s Class A common stock was $10.47.

The Redeemable Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Class A common stock underlying such Redeemable Warrants. As permitted by the Warrant Agreement, the holders of the Redeemable Warrants are required to exercise the Redeemable Warrantson a “cashless basis,” such that the exercising holder will receive a number of shares of Class A common stock to be determined in accordance with the terms of Section 3.3.1(b).

Alternatively, holders of Redeemable Warrants may elect to receive, in lieu of the Redemption Price and in lieu of exercising the Redeemable Warrants on a “cashless basis,” 0.25226 shares of Class A common stock per Warrant, which number of shares of Class A common stock was determined by reference to the table set forth in Section 6.2 of the Warrant Agreement.

Any Redeemable Warrants that remain unexercised at 5:00 p.m. New York City time on December 27, 2021, will be void and no longer exercisable, and the holders of those Redeemable Warrants will be entitled to receive only the redemption price of $0.10 per Redeemable Warrant.

None of Astra, its board of directors or employees has made or is making any representation or recommendation to any holder of the Redeemable Warrants as to whether to exercise or refrain from exercising any Redeemable Warrants.

The shares of Class A common stock underlying the Redeemable Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-257930). The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from the Company’s investor relations website at https://investor.astra.com.

Questions concerning redemption and exercise of the Redeemable Warrants can be directed to:

Continental Stock Transfer & Trust Company,

1 State Street, 30th Floor,

New York, NY 10004,

Attention: Reorganization Department

Telephone: (212) 509-4000

Email: compliance@continentalstock.com

For a copy of the notice of redemption, please visit the Company’s investor relations website at https://investor.astra.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of Astra’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Astra

Astra’s mission is to improve life on Earth from space by creating a healthier and more connected planet. Today, Astra offers the one of the lowest cost-per-dedicated-orbital-launch service of any operational launch provider in the world. Astra completed its first commercial orbital launch in November 2021, making it one of the fastest U.S. companies in history to reach this milestone. Astra is based in Alameda, California, and was founded in 2016. Astra (NASDAQ: ASTR) was the first space launch company to be publicly traded on Nasdaq. Visit www.astra.com to learn more about Astra.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding future events. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “can,” “could,” “should,” “would,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “outlook,” “forecast,” “objective,” “plan,” “seek,” “grow,” “target,” “if,” “continue” or the negative of these words or other similar terms or expressions that concern Company’s expectations, strategy, priorities, plans or intentions. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from results expressed or implied in this press release, including but not limited to the risks and uncertainties contained in the Risk Factors section of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021, and Amendment No.1 of Form 10-Q filed with SEC on October 22, 2021.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Company’s control and are difficult to predict. The forward-looking statements included in this press release speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation, and does not intend, to update these forward-looking statements as a result of future events or developments.

When the Company uses the phrase “commercial orbital launch,” it means a launch conducted under an FAA Commercial Launch License.

Contact Information

Investor Contact:

Dane Lewis

investors@astra.com

Media Contact:

Kati Dahm

kati@astra.com

2

Exhibit 99.2

November 26, 2021

NOTICE OF REDEMPTION OF

ALL OUTSTANDING PUBLIC WARRANTS (CUSIP 04634X111)

AND PRIVATE PLACEMENT WARRANTS

Dear Warrant Holder:

Astra Space, Inc. (“Astra” or the “Company”) (Nasdaq: ASTR) today announced that it will redeem all of its outstanding Redeemable Warrants (as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), that were issued under the Warrant Agreement, dated August 4, 2020 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent and transfer agent (the “Warrant Agent” or “Transfer Agent”), as a part of the units sold in the Company’s initial public offering (the “Offering”) and that remain outstanding (the “Public Warrants”) at 5:00 p.m. New York City time on December 27, 2021 (the “Redemption Date”) for a redemption price of $0.10 per Redeemable Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase Class A common stock that were issued under the Warrant Agreement in a private placement simultaneously with the Offering (the “Private Placement Warrants” and, together with the Public Warrants, the “Redeemable Warrants”) on the same terms as the outstanding Public Warrants.

Under Section 6.2 of the Warrant Agreement, the Company is entitled to redeem not less than all of the outstanding Redeemable Warrants at a Redemption Price of $0.10 per Redeemable Warrant; provided that the last reported sales price of the Class A common stock has been at least $10.00 per share on the trading day prior to the date on which notice of redemption is given; and further provided that there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the Redeemable Warrants and a current prospectus relating thereto, available through the Redemption Date.

Holders of the Redeemable Warrants have until 5:00 p.m. New York City time on the Redemption Date to exercise their Redeemable Warrants. As permitted by Section 3.3.1(b) of the Warrant Agreement, the Company is requiring holders of the Redeemable Warrants to exercise their Warrants on a “cashless basis,” (the “Cashless Exercise Option”); holders are not permitted to exercise Redeemable Warrants by paying the $11.50 per share exercise price in cash. Pursuant to the Cashless Exercise Option, an exercising holder of the Redeemable Warrants will receive a number of shares of Class A common stock (the “Exercise Shares”) equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Redeemable Warrants, multiplied by the excess of the “Fair Market Value” of the Class A common stock (defined below) over the exercise price of the Redeemable Warrants by (y) the Fair Market Value. Based on the definition of Fair Market Value set forth in Section 3.3.1(b) of the Warrant Agreement, the Fair Market Value is $10.191.

Because the Fair Market Value is less than the exercise price of the Redeemable Warrants, no Exercise Shares will be issuable if a holder elects to exercise its Redeemable Warrant pursuant to the Cashless Exercise Option.

Alternatively, holders of the Redeemable Warrants may elect to receive, in lieu of the Redemption Price or exercising their Redeemable Warrants pursuant to the Cashless Exercise Option, the number of shares of Class A common stock determined by reference to the table set forth in Section 6.2 of the Warrant Agreement (the “Make-Whole Exercise Option”). Given the Fair Market Value and the Redemption Date, the number of shares of Class A common stock to be issued for each Redeemable Warrant that is exercised using the Make-Whole Exercise Option is 0.25226.

If any holder of Redeemable Warrants would, after taking into account all of the holder’s Redeemable Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A common stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Public Warrants and the Class A common stock are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbols “ASTRW” and “ASTR”, respectively. On November 24, 2021, the closing share price of the Public Warrants was $2.98 and the closing share price of the Class A common stock was $10.47. At 5:00 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on the Nasdaq.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Redeemable Warrant holders to exercise their Redeemable Warrants, either through the Cashless Exercise Option or the Make-Whole Exercise Option, will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Redeemable Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Redeemable Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Redeemable Warrants.

The Company is exercising this right to redeem the Redeemable Warrants pursuant to Section 6.2 of the Warrant Agreement. Pursuant to such Section, the Company has the right to redeem not less than all of the outstanding Redeemable Warrants if the last reported sales price of the Class A common stock has been at least $10.00 per share on the trading day prior to the date on which notice of the redemption is given and if there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the Redeemable Warrants and prospectus related thereto available through the Redemption Date.

On November 24, 2021, the last reported sales price for the Class A Common Stock was $10.47.

EXERCISE PROCEDURE

Redeemable Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Redeemable Warrants to purchase Class A common stock through either the Cashless Exercise Option or the Make-Whole Exercise Option.

Holders of Redeemable Warrants who elect to exercise their Warrants using the Cashless Exercise Option will receive no Exercise Shares and will not be eligible for payment of the Redemption Price. Holders of Redeemable Warrants who elect to exercise their Warrants using the Make-Whole Exercise Option will receive 0.25226 shares of Class A common stock for each Warrant.

Persons who are holders of record of the Redeemable Warrants may exercise the Redeemable Warrants by sending:

1.	The Warrant Certificate;

2.	A fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Redeemable Warrants being exercised;

to:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Reorganization Department

Telephone: (212) 509-4000

E-mail:compliance@continentalstock.com

The method of delivery of the Redeemable Warrants is at the option and risk of the holder, but if mail is used, registered mail, properly insured is suggested.

The Warrant Certificate and the fully and properly completed Election to Purchase must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate and a fully and properly completed Election to Purchase before such time will result in such holder’s Redeemable Warrants being redeemed for $0.10 per Redeemable Warrant and not exercised.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Redeemable Warrants as to whether to exercise or refrain from exercising any Redeemable Warrants.

WARRANTS HELD IN STREET NAME

For holders of Redeemable Warrants who hold their warrants in “street name,” broker-dealers shall have two (2) business days from the Redemption Date, or 5:00 p.m. New York City time on December 29, 2021, to deliver the Redeemable Warrants to the Warrant Agent provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Redeemable Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed by 5:00 p.m. New York City time on the Redemption Date will be deemed to have been delivered for redemption (at $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus covering the Class A common stock issuable upon the exercise of the Redeemable Warrants is included in a registration statement (Registration No. 333-257930) initially filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2021, and originally declared effective by the SEC on August 12, 2021. The SEC maintains an internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from our investor relations website at https://investor.astra.com.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by Astra upon presentation and surrender of a Redeemable Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Redeemable Warrants.

*********************************

Any questions you may have about redemption and exercising your Redeemable Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Astra Space, Inc.

/s/ Chris Kemp
Chris Kemp
Chief Executive Officer

ANNEX A

ELECTION TO PURCHASE

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH

☐

Cashless Exercise Option.

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of Section 3.3.1(b) of the Warrant Agreement, to exercise its Warrant to receive that number of shares of Class A Common Stock calculated pursuant to Section 3.3.1(b) of the Warrant Agreement. If said number of shares is less than all of the shares of Class A Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Class A Common Stock be registered in the name of                     , whose address is                                      and that such Warrant Certificate be delivered to                         , whose address is                                     .

PLEASE READ CAREFULLY BEFORE

ELECTING THE CASHLESS EXERCISE OPTION:

Because the Fair Market Value of $10.191 is less than the exercise price of the Warrants, NO SHARES will be issued to a holder of Warrants who elects to exercise its Warrant pursuant to the Cashless Exercise Option.

Holders exercising their Warrants pursuant to the Cashless Exercise Option are surrendering their Warrants for no value.

☐

Make-Whole Exercise Option.

The undersigned hereby irrevocably elects to exercise the right represented by this Warrant Certificate to exercise its Warrant pursuant to the Make-Whole Exercise (as defined in the Warrant Agreement) to receive that number of shares of Class A Common Stock per Warrant determined by reference to the table set forth in Section 6.2 of the Warrant Agreement. If said number of shares is less than all of the shares of Class A Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Class A Common Stock be registered in the name of                     , whose address is                                  and that such Warrant Certificate be delivered to                         , whose address is                                  .

PLEASE READ CAREFULLY BEFORE

ELECTING THE MAKE-WHOLE EXERCISE OPTION:

Given the Fair Market Value of $10.191 and the Redemption Date of December 27, 2021, the number of shares of Class A Common Stock to be issued for each Warrant that is exercised using the Make-Whole Exercise Option is 0.25226.

The warrants to purchase shares of the Class A Common Stock (each a “Warrant”) have been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement, dated August 4, 2020 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent and transfer agent. Any Warrants that remain unexercised at 5:00 p.m. New York City time on December 27, 2021, will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

[Signature Page Follows]

Date:________________, 2021

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (OR ANY SUCCESSOR RULE)).